DATE:	May 4, 2010

TO:	Mr. Karl Hiller Division of Corporate Finance United States Securities and Exchange Commission Washington, DC 20549

FROM:	Mr. David Suleski Chief Financial Officer Atna Resources Ltd. (Tel) 303-278-8464 (Fax) 303-279-3772

RE: Atna Resource’s Correspondence regarding cutoff grade disclosures:

Dear Mr. Hiller:

This letter is in response to our telephonic conversation on April 21, 2010, with Mr. Ken Schuler and I regarding clarification of cutoff grades utilized in mineral resource disclosures in Atna’s 20-F documents. In our discussion, Mr. Schuler requested additional language to describe the basis for the lowest cutoff grade utilized in each of the various mineral resource tables where resources were estimated at various cutoff grades.

As per your request, we agreed to make additional disclosures clarifying the economic nature of the lowest cutoff grade disclosed in the table in our future Form 20-F filings.  We propose the following additional language:

A minimum cutoff grade of 0.005 oz/ton was utilized for the Cecil R project, which is equivalent to the cutoff grade currently being utilized in production operations at the adjacent Briggs Mine. It is believed that Cecil R, like Briggs, will be an open pit, heap leach operation with a similar operating cost structure and gold price outlook.

A minimum cutoff grade 0f 0.10 oz/ton was utilized for the Columbia Mine project.  This cutoff grade is based on a reasonable expectation by the Company of what a production cutoff grade would be for an open pit operation, utilizing a flotation mill or concentrator, assuming a three year average trailing gold price outlook, a 92% metallurgical recovery estimate for the project, and current industry cost structures for a project scaled appropriately to size.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any further questions.

Sincerely,

Atna Resources Ltd.

/s/ David P. Suleski
David P. Suleski
Chief Financial Officer

Cc:	James Hesketh, Atna Resources Ltd. Joe Adams, Ehrhardt Keefe Steiner Hottman PC Bryan Howe, Ehrhardt Keefe Steiner Hottman PC Richard Mattera, Hogan & Hartson L.L.P.